Philips proposes to change company name to Koninklijke Philips N.V. (Royal Philips)

February 25, 2013

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) today announced that it will propose to the Annual General Meeting of Shareholders (AGM), which will be held on May 3, 2013, to amend the articles of association of the company to change the name of the company to Koninklijke Philips N.V. (Royal Philips).

“Philips is a diversified technology company focused on delivering meaningful innovation in healthcare, energy-efficient lighting and consumer health and well-being,” said Philips Chief Executive Officer Frans van Houten. “Our innovative products, systems and services help improve the lives of billions of people. We believe having Royal Philips as our new company name, will position us well in our endeavor to make the world healthier and more sustainable.”

Furthermore, Philips will propose to the Annual General Meeting of Shareholders to re-appoint Ms. Christine Poon, Mr. James Schiro and Mr. Jeroen van der Veer as members of the Supervisory Board. Philips will also propose to amend the Long-Term Incentive Plan for its executives.

Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented on January 29, 2013, is included in Philips’ 2012 Annual Report published today.

Philips’ Annual General Meeting of Shareholders will be held at the Hotel Okura in Amsterdam on May 3, 2013, beginning at 14:00 hours CET.

Click here to view the agenda and explanatory notes of the AGM as well as all documents relating to the AGM.

For more information, please contact:

Steve Klink Philips Corporate Communications Tel: +31 6 1088 8824

E-mail: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.